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Regulatory Announcement

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RECEIVED
2006 MAR 21 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	11:48 08-Mar-06
Number	4831Z

RNS Number:4831Z
Tesco PLC
08 March 2006





06011802

SUPPL

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - TRANSFER

Tesco PLC announces that on Wednesday 8th March 2006, 234,914 Ordinary Shares of 5p in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981).

As a result of the transfer, P A Clarke, R W P Brasher, A T Higginson, T P Leahy, T J R Mason, D T Potts, and other persons discharging managerial responsibility ('PDMRs') who are beneficiaries of the trust, ceased to have an interest in the 234,914 Ordinary Shares of 5p each in the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	11:43 08-Mar-06
Number	4821Z

RNS Number:4821Z
Tesco PLC
08 March 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - SUBSCIPTION

Tesco PLC ('the Company') announces that on 8th March 2006, 234,914 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 198.00p per share pursuant to the Company's Savings-Related Share Option Scheme (1981).

As a result of the allotment and issue, P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, all collectively have an interest in the 234,914 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors and other persons discharging managerial responsibility ('PDMRs').

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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